I want to share some exciting news about my company, Easyslp.

I created Easyslp with several goals in mind:

-To help SLPs connect with people needing speech-language services through an easy to use platform to provide & receive therapy

-To give clients the ability to choose their own therapist based on their budgets & schedules

-To give SLPs the flexibility to make their own schedule, set their own rate, and see clients virtually

A few weeks ago, I launched a community fundraising round, allowing my early supporters the first chance to be a part of investing into EasySLP. It was through this incredible network that I have hit a first major milestone.

I'm now excited to announce that this raise is officially opened to the public, where anyone can invest into EasySLP! Check out my page to learn more, and how we're changing the space in speech-language pathology!

If you have any questions, feel free to reach out!